Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA


03022201

date 25 April 2003

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Annual Report and Annual Financial Statements 2002
- Dividend Announcement dated 25 April 2003

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Encl.

File No. 82-5149

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Management Board of Heineken Holding N.V. hereby gives notice that a dividend of EUR 0.40 per share of € 2 par value has been declared on class 'A' and class 'B' shares for the 2002 financial year. The interim dividend of EUR 0.16 already made payable on 23 September 2002 will be deducted from this. The final dividend per class 'A' and class 'B' share is therefore EUR 0.24.

The final dividend, less 25% dividend withholding tax, will be made payable with effect from 7 May 2003 at ABN AMRO Bank N.V., Amsterdam and will be made available to shareholders through the depositary institutions holding their shares after the close of trading on the Amsterdam Stock Exchange (Euronext Amsterdam) on 25 April 2003.

Amsterdam, 25 April 2003